SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

cbdMD, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12482W101
(CUSIP Number)

February 1, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12482W101	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS

Worldwide Media Services Group, Inc.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States
	5	SOLE VOTING POWER

4,242,424 shares of common stock (1)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		4,242,424 shares of common stock (1)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,242,424 shares of common stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%(2)
12	TYPE OF REPORTING PERSON

HC, OO

(1)

a360 Media, LLC, is a wholly owned subsidiary of Worldwide Media Services Group, Inc., formerly known as American Media Inc. a360 will provide professional media support and advertising placement in exchange for up to 6,060,606 shares of the Company’s common stock valued at $0.33 per share (the “Shares”). A360 will receive the Shares by providing the Company with a credit in the amount of $2,000,000 to be used for media support and advertising placement to the Company (the “Advertising Placement”). The Shares are 70% fully vested; 15% of the Shares shall vest upon each Advertising Placement accrue pro-rata as percentage of the total Advertising Placement; and 15% of the Shares shall vest provided there are no restrictions in product categories that the Company is able to market with a360 while the Company utilizes the Advertising Placement. Any Shares which do not vest within the term of the Agreement shall be forfeited. The Advertising Placement must be used by the Company prior to December 30, 2023, unless otherwise agreed in writing by both parties.

(2)	Based on 65,429,686 shares of common stock outstanding as of February 13, 2023.

CUSIP No. 12482W101	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS

a360 Media, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States
	5	SOLE VOTING POWER

4,242,424 shares of common stock (1)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		4,242,424 shares of common stock (1)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,242,424 shares of common stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%(2)
12	TYPE OF REPORTING PERSON

OO

(1)

a360 Media, LLC, is a wholly owned subsidiary of Worldwide Media Services Group, Inc., formerly known as American Media Inc. a360 will provide professional media support and advertising placement in exchange for up to 6,060,606 shares of the Company’s common stock valued at $0.33 per share (the “Shares”). A360 will receive the Shares by providing the Company with a credit in the amount of $2,000,000 to be used for media support and advertising placement to the Company (the “Advertising Placement”). The Shares are 70% fully vested; 15% of the Shares shall vest upon each Advertising Placement accrue pro-rata as percentage of the total Advertising Placement; and 15% of the Shares shall vest provided there are no restrictions in product categories that the Company is able to market with a360 while the Company utilizes the Advertising Placement. Any Shares which do not vest within the term of the Agreement shall be forfeited. The Advertising Placement must be used by the Company prior to December 30, 2023, unless otherwise agreed in writing by both parties.

(2)	Based on 65,429,686 shares of common stock outstanding as of February 13, 2023.

CUSIP No. 12482W101	13G	Page 4 of 6 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

cbdMD, Inc.

(b)	Address of Issuer:

8845 Red Oak Blvd.

Charlotte, NC 28217

Item 2. Identity and Background.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by: (i) Worldwide Media Services Group, Inc., formerly known as American Media Inc. and (ii) a360 Media, LLC, a wholly owned subsidiary of Worldwide Media Services Group, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

270 Sylvan Avenue, Suite 2220 Englewood Cliffs, NJ 07632

(c)	Citizenship or Place of Organization:

Delaware, United States for both, Worldwide Media Services Group, Inc. and a360 Media, LLC.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

12482W101

Item 3.

Not applicable.

CUSIP No. 12482W101	13G	Page 5 of 6 Pages

Item 4.	Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 65,429,686 shares of common stock outstanding as of February 13, 2023.

(c)

Marc Fierman is the Executive Vice President, Treasurer and Chief Accounting Officer of a360 Media, LLC. a360 Media, LLC, is a wholly owned subsidiary of Worldwide Media Services Group, Inc. As such, a360 Media, LLC and Mr. Fierman may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 4,242,424 shares of common stock. To the extent Mr. Fierman is deemed to beneficially own such shares, Mr. Fierman disclaims beneficial ownership of these securities for all other purposes.

(d)

a360 Media, LLC, is a wholly owned subsidiary of Worldwide Media Services Group, Inc. The Reporting Person, a360 Media, LLC, is the beneficial owner of 4,242,424 shares of common stock. It does not include 1,818,182 shares of common stock issuable upon vesting. The Reporting Person may receive up to 6,060,606 shares of the Company’s common stock valued at $0.33 per share (the “Shares”). The remainder of the Shares vests as follows: 15% of the Shares shall vest upon each Advertising Placement accrue pro-rata as percentage of the total Advertising Placement; and 15% of the Shares shall vest provided there are no restrictions in product categories that the Company is able to market with a360 while the Company utilizes the Advertising Placement. Any Shares which do not vest within the term of the Agreement shall be forfeited. The Advertising Placement must be used by the Company prior to December 30, 2023, unless otherwise agreed in writing by both parties.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Exhibit Description

99.1          Joint Filing Agreement dated March 3, 2023, between Worldwide Media Services Group, Inc. and a360 Media, LLC

CUSIP No. 12482W101	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 3, 2023		Worldwide Media Services Group, Inc.

	By:	/s/ Marc Fierman
Marc Fierman, Executive Vice President, Treasurer and Chief Accounting Officer

a360 Media, LLC

	By:	/s/ Marc Fierman
Marc Fierman, Executive Vice President, Treasurer and Chief Accounting Officer